October 10, 2018

Mark W. Peterson
Chief Financial Officer
Rexnord Corporation
247 Freshwater Way, Suite 300
Milwaukee, WI 53204

       Re: Rexnord Corporation
           Form 10-K for the Fiscal Year Ended March 31, 2018
           Filed May 14, 2018
           File No. 001-35475

Dear Mr. Peterson:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery